Exhibit 99.1

Westport LD Announces New Natural Gas System for Ford Super Duty Pickups

~Westport WiNG™ Power System for F-Series Trucks Will be Sold, Serviced by Authorized Ford Dealers~

VANCOUVER, Sept. 28, 2011 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), the global leader in natural gas engines announced today that the new natural gas Westport WiNG™ Power System (WiNG™) will be available in the popular Ford F-250 and F-350 Super Duty pickup trucks sold and serviced through authorized Ford dealers. The F-250 and F-350 pickup trucks, based on Ford's new 6.2L hardened engine platform, can also run on ordinary gasoline and offer unparalleled drivability.  As part of the product launch with Ford Super Duty Pickup Trucks, Westport LD has unveiled the new WiNG™ system, an advanced, integrated, bi-fuel system for passenger and commercial vehicles targeting fleet customers.

"We're seeing strong customer interest across the spectrum from fleets of all shapes and sizes for a factory-validated product, as more and more owners understand the economic and operational benefits of a cleaner fuel that's sourced right here in North America," said Ian Scott, President of Westport LD.

"The WiNG™ system is specifically designed to deliver best-in-class performance, reliability and efficiency," noted John Lapetz, Managing Director, North American Vehicle Programs at Westport LD. "Our customers will benefit from the best natural gas technology in the industry along with the confidence and quality of the Ford name and the strength of their dealer network."

The Ford F-250 and F-350 pickups with the bi-fuel Westport WiNG™ Power System have undergone the same rigorous Original Equipment Manufacturer (OEM) testing for safety and durability required for all OEM products. Engineered at the new Westport technical facility in Plymouth Michigan, WiNG™ systems will be installed and the trucks will be ready to roll when they reach authorized Ford dealers. They are designed to meet both EPA 2012 and CARB 2012 standards.

Westport will demonstrate the WiNG™-powered F-250 through a "ride and drive" at the Green Fleets conference in Grapevine, Texas on October 3rd and 4th and at the Natural Gas Vehicle Association (NGVA) conference in Fort Worth, Texas on October 20th to 23rd. The F-250 and F-350 pickup trucks are expected to ship in the second quarter of 2012.

The F-Series has been America's bestselling truck line for more than 30 years. The economics and performance of natural gas powered trucks provide an ideal application for utility companies, delivery, and energy-industry fleets, as well as government and transit operators.

For more information on the natural gas Ford pickup trucks and the Westport WiNG™ Power System, go to www.westport-ld.com.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements regarding the timing for shipment of the F-250 and F-350 trucks.  These statements are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 28-SEP-11